Via Facsimile and U.S. Mail
Mail Stop 6010

October 20, 2008

Frank Karbe
Chief Financial Officer
Exelixis, Inc.
249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083-0511

Re: **Exelixis, Inc.**
Form 10-K for the Fiscal Year Ended December 28, 2007
Filed February 25, 2008
File Number: 000-30235

Dear Mr. Karbe:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief